UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934

(Mark One)

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the fiscal year ended December 31, 2004

Or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from                                        to

Commission File Number: 001-12665

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ACS SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AFFILIATED COMPUTER SERVICES, INC.

2828 North Haskell Avenue
Dallas, Texas 75204

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

William L. Deckelman, Jr., Esq.
Executive Vice President, Secretary And General Counsel
Affiliated Computer Services, Inc.
2828 North Haskell Avenue
Dallas, Texas 75204
(214) 841-6111

REQUIRED INFORMATION

     The ACS Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Included herin is a copy of the most recent financial statements and schedules of the ACS Savings Plan prepared in accordance with the financial reporting requirements of ERISA.

ACS SAVINGS PLAN

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTANTS

AS OF DECEMBER 31, 2004 AND 2003, AND
FOR THE YEAR ENDED DECEMBER 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee
ACS Savings Plan

We have audited the accompanying statements of net assets available for benefits of the ACS Savings Plan (“the Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 15 and 16, together referred to as “supplemental information,” are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Chapman, Hext & Co., P.C.

Richardson, Texas
June 9, 2005

ACS SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS
Participant Directed Investments	$455,808,218	$307,843,019

Contributions Receivable:
Employer	340,703	386,568
Participants	2,030,571	1,299,089
Other	359,246	947

	2,730,520	1,686,604

Total Assets	458,538,738	309,529,623

LIABILITIES
Operating Payables	352,929	141,657

Net Assets Available for Benefits	$458,185,809	$309,387,966

The accompanying notes are an
integral part of these financial statements.

ACS SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR DECEMBER 31, 2004

ADDITIONS
Contributions:
Participants	$43,226,244
Employer	13,073,998
Employer non-cash (ACS Treasury Shares)	3,791,740
Rollover from other plans	10,355,015

Total Contributions	70,446,997

Earnings on Investments:
Net realized/unrealized appreciation on investments	38,658,185
Interest/dividends	1,768,099

Total Earnings on Investments	40,426,284

Total Additions	110,873,281

DEDUCTIONS
Benefits paid to participants	56,190,577
Plan expenses	747,326

Total Deductions	56,937,903

Increase in net assets before net transfers to the plan	53,935,378

Net transfers to the plan	94,862,465

Increase in net assets	148,797,843

Net Assets Available for Benefits:
Beginning of Period	309,387,966

End of Period	$458,185,809

The accompanying notes are an
integral part of these financial statements.

ACS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE 1. PLAN DESCRIPTION

The following description of the ACS Savings Plan (the “Plan”) provides only general information. Affiliated Computer Services, Inc. (the “Company”) is the sponsor and administrator of the Plan. Fidelity Management Trust Company is the Trustee. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan as amended and restated was established January 1, 1989, upon conversion of an existing employee contribution savings plan.

Plan Amendments

The Plan was amended during the year ended December 31, 2004. A summary of the current year plan amendments follows.

The Plan assets of Peter Martin Associates, Inc. (PMA), etravelexperts, LLC (etravelexperts), Patient Accounting Service Center, LLC (PASC), and portions of Lockheed Martin (LM) and ACS Government Savings Plan were merged into the Plan. All eligible employees of Lockheed Martin, etravelexperts, LLC and Patient Accounting Service Center, LLC shall receive the benefit structure applicable to employees of ACS Business Process Solutions, Inc., and eligible employees of Peter Martin Associates, Inc. shall receive the benefit structure applicable to employees of ACS State & Local Solutions, Inc.

The Company entered into two outsourcing arrangements during the latter part of 2003 and in each case the Company allowed the outsourced employees to participate in the Plan. Gateway, Inc. and American International Group, Inc . (AIG) outsourced employees receive the ACS corporate benefit structure effective on and after the date they are eligible to participate in the Plan.

The Plan was amended to add a one year wait for eligibility to receive discretionary matching contributions for employees hired, rehired, or transferred to the Company on and after January 1, 2004 and the one year wait is to be measured by using the elapsed time method.

ACS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE 1. PLAN DESCRIPTION (CONTINUED)

Salary Deferral

The Plan is a defined contribution plan wherein participants elect to reduce their compensation and have such reductions contributed to the Plan on their behalf. Generally, the Plan covers all eligible employees of the Company who elect to participate except those who are leased or are nonresident aliens not receiving United States source income. The Plan also allows for rollovers from other plans.

Participating employees may contribute up to the lesser of 18% (30% for employees of ACS Health Administration, Inc. hired prior to April 1, 2003) of covered compensation through payroll deductions or the maximum amount permitted under applicable Internal Revenue Service provisions. The Company may make a discretionary matching contribution each pay period to the Plan based on a percentage of the participant’s compensation and Company profitability as decided by the Company’s Board of Directors.

The Company made the following contributions for the associated companies during the year ended December 31, 2004:

Affiliated Computer Services, Inc./Computer Systems Development, Inc. Plan & Trust/Unclaimed Property Recovery Reporting, Inc./ACS Business Process Solutions, Inc./ACS Shared Services, Inc./ACS Education Services, Inc./Outsourced Administrative Systems — 25% of employee contributions limited to 6% of compensation, determined on a payroll-by-payroll basis.

ACS Enterprise Solutions, Inc. (including The Pace Group, Inc. and Tyler Technologies, Inc.)/ACS Federal Healthcare, Inc. — 50% of employee contributions limited to 5% of compensation, determined on a payroll-by-payroll basis.

ACS Government Systems, Inc., formerly SCT Government Systems, Inc. — 50% of employee contributions limited to 6% of compensation, determined on a payroll-by-payroll basis.

Roadways Division of Affiliated Computer Services, Inc. — 50% of employee contributions limited to 7% of compensation, determined on a payroll-by-payroll basis.

ACS State & Local Solutions, Inc. — 25% of employee contributions limited to 6% of compensation, determined on a payroll-by-payroll basis. In addition, employees hired, rehired, or transferred are not eligible to receive the matching contribution until they have attained one year of service.

ACS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE 1. PLAN DESCRIPTION (CONTINUED)

ACS State Healthcare, LLC — 100% of employee contributions for the first 2% of compensation then 25% of employee contributions for the next 4% of compensation, determined on a payroll-by-payroll basis.

ACS Health Administration, Inc. — 50% of employee contributions limited to 6% of compensation, determined on a payroll-by-payroll basis. Employees are not eligible to receive the matching contribution until they have completed one year of service in which they work at least 1,000 hours.

Company matching contributions are made to the ACS Stock Fund. Participants may exchange out of the ACS Stock Fund at any time with no restrictions.

Profit Sharing

For the year ended December 31, 2003, the Company could make a profit sharing contribution on behalf of employees of Affiliated Computer Services, Inc.; ACS Enterprise Solutions, Inc. (including The Pace Group, Inc. and Tyler Technologies, Inc.); ACS Federal Healthcare, Inc.; ACS Government Systems, Inc., formerly SCT Government Systems, Inc.; ACS State & Local Solutions, Inc. (SLS); and ACS Health Administration, Inc. Profit sharing contributions were no longer provided under the Plan for Plan years beginning January 1, 2004 for all entities other than ACS State & Local Solutions, Inc. Prior period profit sharing contributions for all entities other than ACS State & Local Solutions, Inc. will be considered fully vested to the extent not vested.

For the year ended December 31, 2004 the Company made profit sharing contributions on behalf of employees of ACS State & Local Solutions, Inc. at a rate of 4%. Profit sharing contributions will be discontinued for ACS State and Local Solutions, Inc. beginning January 1, 2005. Prior period profit sharing contributions will be considered fully vested to the extent not vested as of January 1, 2005.

Employees of ACS State & Local Solutions, Inc. hired on or after January 1, 2002 are not eligible to share in the profit sharing contribution until they have attained one year of service.

Employees of ACS State Healthcare, LLC were required to be 21 years of age and to complete 12 consecutive months of employment in order to be eligible for a profit sharing contribution. Employees hired on or after September 1, 2002 were not eligible to share in a profit sharing contribution.

Employees of ACS Health Administration, Inc. were not eligible to share in the profit sharing contribution until they had completed one year of service.

ACS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE 1. PLAN DESCRIPTION (CONTINUED)

Allocation

Each participant’s account is credited with the participant’s salary deferral and the Company’s matching contributions are allocated semimonthly to each participant’s account. Investment income or loss is allocated daily based on the ratio of each participant’s account balance at the end of each day.

Company profit sharing contributions for SLS were funded on a semimonthly basis. The contributions were allocated among participants in the same portion that the entitled participant’s compensation for such Plan years bears to the total compensation of all entitled participants.

Vesting

Employee contributions are 100% vested. For vesting of employer contributions, an employee is credited with a year of service for each plan year in which the employee completes at least 1,000 hours of service.

Vesting of employer contributions occurs at the following rates for employees of Affiliated Computer Services, Inc.; ACS Business Process Solutions, Inc.; ACS Shared Services, Inc.; ACS Federal Healthcare, Inc. (for matching and profit sharing contributions); ACS State & Local Solutions, Inc. (for matching contributions only); Roadways Division of Affiliated Computer Services, Inc. (after January 1, 1999); ACS State Healthcare, LLC (for employees hired after September 1, 2002 for matching contributions only); Unclaimed Property Recovery & Reporting, Inc. (prior service credit recognized); Computer Systems Development, Inc. Plan & Trust; ACS Government Systems; Outsourced Administration Systems (effective January 1, 2003 prior service credit recognized); ACS Education Services, Inc.; and, Concera Corporation (hired, rehired or transferred after December 30, 2002):

Years of Vesting Service	Vested Interest
Less than two years	0%
Two to three years	50%
Three or more years	100%

ACS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE 1. PLAN DESCRIPTION (CONTINUED)

Employees of ACS Business Process Solutions, Inc. and ACS Shared Services, Inc. are 100% vested in the portion of the matching contributions existing prior to the merger with the ACS Savings Plan during 2001. Employees of Roadways Division of Affiliated Computer Services, Inc. are 100% vested in matching contributions made prior to January 1, 1999. Concera Corporation employees are 100% vested in their matching contributions existing prior to the merger in 2002. Employees of ACS Health Administration, Inc. are 100% vested in matching and profit sharing contributions.

Vesting of employer matching contributions for employees of ACS Enterprise Solutions, Inc. (including The Pace Group, Inc. and Tyler Technologies, Inc.):

Years in Vesting Service	Vested Interest
Less than two years	0%
Two to three years	20%
Three to four years	50%
Four to five years	75%
Five or more years	100%

Vesting of employer contributions occurs at the following rates for employees of ACS State and Local Solutions, Inc. (profit sharing only):

Years in Vesting Service	Vested Interest
Less than two years	0%
Two to three years	25%
Three to four years	50%
Four to five years	75%
Five or more years	100%

Vesting of employer matching contributions occurs at the following rates for employees of ACS Government Systems, Inc., formerly SCT Government Systems, Inc. (prior to January 1, 2001); Roadways Division of Affiliated Computer Services, Inc. (prior to January 1, 1999); Outsourced Administrative Systems (prior to January 1, 2003):

Years in Vesting Service	Vested Interest
Less than one year	0%
One to two years	20%
Two to three years	40%
Three to four years	60%
Four to five years	80%
Five or more years	100%

ACS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE 1. PLAN DESCRIPTION (CONTINUED)

Participant Loans

Participants may borrow from their fund accounts, through a loan transaction, a minimum of $1,000 or up to a maximum of $50,000 not to exceed 50% of their account balance.

The balance in the participant’s account is used to secure the loans. These loan transactions are treated as a transfer between the investment fund and the participant notes fund. The loan terms range from one to five years or within a reasonable time if the purpose of the loan is to acquire a primary residence. The interest rate on loan transactions is commensurate with current rates. As of December 31, 2004, interest rates on outstanding loan balances ranged from 4.0% to 11.50%. Total loans outstanding as of December 31, 2004 and 2003 were $13,292,022 and $10,920,959, respectively.

Principal and interest are paid ratably through payroll deductions. Participant notes receivable are valued at cost, which approximates fair values. A participant may not have more than two loans outstanding at the same time.

Termination

Although it has not expressed any intent to do so, the Company’s Board of Directors may terminate the Plan at any time. Upon termination, the Board of Directors may elect to distribute to each participant, or his or her beneficiary, the proportionate share of the Plan’s assets as determined by the individual account balances on the date of termination, or continue the existence of the trust for the purpose of paying benefits as they become due under the terms of the Plan. In addition, upon termination of the Plan, the participants’ vested interest in employer contributions shall be 100%.

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account.

Forfeitures

Forfeitures are used to reduce employer matching or profit sharing contributions or plan administrative expenses. At December 31, 2004, the Plan maintained a balance of $1,185,779 in forfeited non-vested accounts and utilized $5,454 in forfeitures to offset employer contributions.

Plan Administrative Costs

The Plan sponsor absorbs the portion of administrative costs of the Plan not paid by forfeitures.

ACS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Plan is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Plan’s administrator, who is responsible for their integrity and objectivity. The accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, such as fair value. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

Fidelity Management Trust Company (Fidelity) holds the Plan’s investments. The fair value per unit/share is stated at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefit payments are recorded when paid.

NOTE 3. INCOME TAX STATUS

The Plan obtained its latest determination letter on May 7, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

ACS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE 4. INVESTMENTS

The Plan maintains the following investments representing 5% or more of net assets available for benefits at December 31, 2004 and 2003:

	2004	2003
Fidelity Growth Company Fund	$58,469,211	$37,498,736
Fidelity Low-Priced Stock Fund	46,867,705	29,305,865
Fidelity Money Market Trust Retirement	88,254,225	68,983,696
Fidelity Spartan US Equity Index Fund	36,609,675	22,400,042
ACS Stock Fund	49,631,131	37,279,579

The Plan invests in various investment securities which, in general, are exposed to various risks, such an interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

During the year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $38,658,185 as follows:

2004
BrokerageLink accounts:
Mutual Funds	$7,035
Common Stock	17,557
Fidelity Mutual Funds	33,272,489
Nonemployee corporate stock	432,443
ACS Stock Fund	4,928,660

$38,658,185

NOTE 5. RELATED PARTY TRANSACTIONS

The Plan invested in units of pooled separate accounts managed by a subsidiary of Fidelity, who acted as custodian of the Plan’s assets, as defined by the Plan. These transactions qualify as party-in-interest transactions. However, these transactions are exempt from the prohibited transaction rules.

ACS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE 5. RELATED PARTY TRANSACTIONS (CONTINUED)

The Plan allows for participant loans. These loans qualify as party-in-interest transactions. However, these transactions are exempt from the prohibited transaction rules.

NOTE 6. PLAN MERGERS

Assets of ACS Government Savings Plan were transferred into the ACS Savings Plan and the ACS Government Savings Plan, as it previously existed, was merged in January 2004. The funds transferred totaled approximately $82,201,363 and were reinvested with Fidelity in similar investments. The Statement of Changes in Net Assets Available for Benefits includes the activity for the employees of this company from January 2004 through December 31, 2004.

All assets of etravelexperts, LLC 401(k) Plan (the “etravelexperts Plan”) were transferred into the ACS Savings Plan and the etravelexperts Plan, as it previously existed, was merged in August 2004. The funds transferred totaled approximately $925,848 and were reinvested with Fidelity in similar investments. The Statement of Changes in Net Assets Available for Benefits includes the activity for the employees of this company from September 2004 through December 31, 2004.

All assets of Patient Accounting Service Center, LLC 401(k) Pan (the “PASC Plan”) were transferred into the ACS Savings Plan and the PASC Plan, as it previously existed, was merged in August 2004. The funds transferred totaled approximately $2,550,588 and were reinvested with Fidelity in similar investments. The Statement of Changes in Net Assets Available for Benefits includes the activity for the employees of this company from August 2004 through December 31, 2004.

Portions of the Lockheed Martin Plan for the ACS Defense, LLC (the “AD Plan”) and Education Services, LLC (the “ES Plan”) employees were transferred into the ACS Savings Plan and the AD and ES Plans, as it previously existed, were merged in January 2004. The funds transferred totaled approximately $7,749,140 and were reinvested with Fidelity in similar investments. The Statement of Changes in Net Assets Available for Benefits includes the activity for the employees of this company from February 2004 through December 31, 2004.

ACS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE 6. PLAN MERGERS (CONTINUED)

All assets of Peter Martin Associates, Inc 401(k) Plan (the “PMA Plan”) were transferred into the ACS Savings Plan and the PMA Plan, as it previously existed, was merged in February 2004. The funds transferred totaled approximately $383,428 and were reinvested with Fidelity in similar investments. The Statement of Changes in Net Assets Available for Benefits includes the activity for the employees of this company from February through December 31, 2004.

Participant loans of $1,052,098 were also transferred into the Plan through the various mergers.

NOTE 7. SUBSEQUENT EVENTS

In the normal course of business, the Company may consolidate additional plans or eliminate current subsidiaries into or out of the ACS Savings Plan.

The Plan was amended effective January 1, 2005 to standardize benefit features provided under the Plan for employees of all employers enrolled in the Plan. Plan compensation shall be base pay, overtime and commissions. The matching contribution formula shall be $0.25 for each $1.00 up to 6%. The vesting schedule applicable to matching contributions shall be:

Years in Vesting Service	Vested Interest
Less than two years	0%
Two to three years	50%
Three or more years	100%

Also the discretionary profit sharing contribution of 4% of compensation applicable to employees receiving the SLS benefit structure is eliminated.

NOTE 8. FORM 5500

The Form 5500 was not available for review at the time of filing the audited financial statements on Form 11-K with the Securities and Exchange Commission. However, in order to comply with ERISA, a comparison and reconciliation of the audited financial statements with the Form 5500 will occur before the Form 5500 is finalized and filed (with the accompanying audited financial statements). The plan administrator does not anticipate any changes to these financial statements as a result of this reconciliation.

SUPPLEMENTAL SCHEDULES

ACS SAVINGS PLAN

SCHEDULE H, LINE 4i SCHEDULE OF ASSETS HELD AT DECEMBER 31, 2004

EIN #51-0310342 PLAN NUMBER 333

	(b) Identity of
	Issue, Borrower,	(c) Description of Investment, including
	Lessor or Similar	maturity date, rate of interest, collateral,
(a)	Party	par, or maturity value	(d) Cost	(e) Current Value
*	Fidelity	Fidelity Money Market Trust Retirement		$88,254,225

*	Fidelity	BrokerageLink		590,587

*	Fidelity	PIMCO Total Return Fund-Admin Class		19,896,739

*	Fidelity	Franklin Small Cap Growth Fund I-Class A		11,809,261

*	Fidelity	AIM Dynamics Inv		5,188,364

*	Fidelity	Brazos Real Estate Securities Fund		8,036,662

*	Fidelity	PIMCO High Yield Fund-Admin Class		4,728,183

*	Fidelity	Davis NY Venture Fund		14,377,329

*	Fidelity	Vanguard Global Equity Fund		10,281,901

*	Fidelity	Vanguard Balanced Fund		11,433,130

*	Fidelity	Fidelity Equity-Income Fund		16,103,398

*	Fidelity	Fidelity Growth Company Fund		58,469,211

*	Fidelity	Fidelity Low-Priced Stock Fund		46,867,705

*	Fidelity	Fidelity Diversified Int’l Fund		21,542,502

*	Fidelity	Fidelity Freedom Income Fund		1,625,954

*	Fidelity	Fidelity Freedom 2000 Fund		2,885,380

*	Fidelity	Fidelity Freedom 2010 Fund		7,917,335

*	Fidelity	Fidelity Freedom 2020 Fund		11,621,276

*	Fidelity	Fidelity Freedom 2030 Fund		6,413,225

*	Fidelity	Fidelity Spartan US Equity Index Fund		36,609,675

*	Fidelity	Fidelity Freedom 2040 Fund		3,136,955

*	Fidelity	ACS Stock Fund		49,631,131

*	Fidelity	Lockheed Martin Stock Fund		5,096,068

*	Participant Loans	At 4.0% to 11.50%	-0-	13,292,022

				$455,808,218

ACS SAVINGS PLAN

SCHEDULE H, LINE 4j SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED
DECEMBER 31, 2004

EIN #51-0310342 PLAN NUMBER 333

(h) Current
(a) Identity							Value of asset	(i) Net
of party		(c) Purchase	(d) Selling	(e) Lease	(f) Expense	(g) Cost of	on transaction	gain or
involved	(b) Description of Asset	Price	Price	rental	incurred	Asset	date	(loss)
Fidelity	Fidelity Money Market Trust Retirement	$22,118,111	$—	$—	$—	$—	$—	$—

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACS SAVINGS PLAN

By:	Affiliated Computer Services, Inc. Plan Administrator

By:	/s/ Lora Villarreal

Name:	Lora Villarreal
Title:	Senior Vice President and Chief People Officer;
Administrative Committee Member

Date: June 24, 2005

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Name
23*	Consent of Chapman, Hext & Co., P.C.

* Filed herewith